Exhibit 12.3

Dominion Energy Gas Holdings, LLC

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings, as defined:
Income from continuing operations before income tax expense	$666	$607	$740	$846	$762
Distributed income from unconsolidated investees, less equity in earnings	1	—	(3)	(1)	(2)
Fixed charges included in income	116	109	86	39	43

Total earnings, as defined	$783	$716	$823	$884	$803

Fixed charges, as defined:
Interest charges	$106	$97	$74	$28	$30
Rental interest factor	10	12	12	11	13

Total fixed charges, as defined	$116	$109	$86	$39	$43

Ratio of Earnings to Fixed Charges	6.75	6.57	9.57	22.67	18.67